December 24, 2019

Dale Irving

Sharon Blume

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C.  20549

Re:	First Foundation Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-36461

Dear Mr. Irving; Ms. Blume:

We are providing the following in response to your letter dated December 17, 2019 regarding the above referenced item.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

General, Page 69

1.Given the significance of Non-Interest Income to your operations, please revise future filings to include disclosure requirements in ASC 606-10-50 in the Summary of Significant Accounting Policies and Note to the Consolidated Financial Statements. Show us what your disclosures will look like in your response.

See Exhibit A

2.We note that you had Agency mortgage-backed securities measured using Level 3 inputs of $365 million at December 31, 2018. Please tell us the following concerning these securities.

Note 3. Fair Value: Page 80

What changed from the September 30, 2018 10-Q to the December 31, 2018 10-K that moved these securities from level 2 to level 3;

The securities referred to in your question were acquired in September 2018. These securities are usually classified as Level 2 assets. These Agency mortgage-backed securities are from Freddie Mac Series Q deals which can be thinly traded. At September 30, 2018, we valued these securities at their purchase price since they were acquired on September 27, 2018 and there were no significant changes in interest rates during this short interval.

Through our normal valuation process using third party valuation experts, we obtained values for these Agency mortgage-backed securities as of December 31, 2018. The valuations we received from the third party valuation experts showed a wide disparity in values. We made the decision to classify these securities as Level 3 assets in the December 31, 2018 10-K. Our intention was to classify these Agency mortgage-backed securities as Level 2 assets when the significant pricing disparity no longer existed. As mentioned later, in reviewing our pricing methodology, we realized we incorrectly classified these items as Level 3 assets in the December 31, 2018 10-K.

What changed from the December 31, 2018 10-K to the March 31, 2019 10-Q that moved these securities from Level 3 back to Level 2;

Consistent with the comments provided to the previous question, the valuations received from the third party valuation experts as of March 31, 2019 did not have a significant disparity in values and we therefore classified these Agency mortgage-backed securities as Level 2 assets in the March 31, 2019 10-Q.

Describe in greater detail your disclosures on page 9 of the March 31, 2019 10-Q that “the decrease in Level 3 assets from December 31, 2018 was due to a change in pricing methodology of agency mortgage-backed securities. The December 31, 2018 agency mortgage-backed securities Level 2 and Level 3 values have been adjusted to reflect a correction to the amounts previously reported.”

The first statement refers to the classification of the Agency mortgage-backed securities as Level 2 assets at March 31, 2019 due to the resolution of the wide disparity in values as indicated above. As mentioned later, in reviewing our pricing methodology, we realized we incorrectly classified these items as Level 3 assets and this statement is not correct.

The second statement refers to a correction made to the December 31, 2018 classifications as $32.1 million of securities were incorrectly classified as Level 3 assets instead of Level 2 assets due to a computation error.

Tell us if your disclosure on page 81 in December 31, 2018 stating that “the decrease in level 3 assets from December 31, 2017 was due to Beneficial interest – FHLMC securitization paydowns” is accurate given that Level 3 assets increased.

It is accurate as it relates to the Beneficial interest – FHLMC securitizations classified as Level 3 assets.  It is not accurate as it relates to the total amount of Level 3 assets included in these tables.  This was a disclosure that was not updated to reflect the classification of Agency mortgage-backed securities as level 3 assets as discussed in responses to your earlier questions.

Tell us how you met the disclosure requirements in ASC 820-10-50-2.bbb through h.

In reviewing our disclosures as of December 31, 2018, we realized that the required disclosures for Level 3 assets relating to the Agency mortgage backed securities were not provided. We therefore reviewed the required Level 3 disclosures and realized that the pricing we used to value these securities at December 31, 2018 was actually Level 2 pricing and that the classification of these Agency mortgage-backed securities as level 3 assets due to disparities in valuations we received was not a correct treatment of these securities.

Therefore, in our December 31, 2019 10-K, we will correct the prior disclosures so that these Agency mortgage-backed securities are classified as Level 2 assets. The following is an updated table reflecting this correction.

		Fair Value Measurement Level
	Total	Level 1	Level 2	Level 3
(dollars in thousands)
December 31, 2018:
Investment securities available for sale
Agency mortgage-backed securities	$721,669	$—	$721,669	$—
Corporate bonds	54,344	—	54,344	—
Beneficial interest – FHLMC securitizations	32,086	—	—	32,086
Other	1,470	1,470	—	—
Investment in equity securities	352	352	—	—
Total assets at fair value on a recurring basis	$809,921	$1,822	$410,785	$397,314

Derivatives:
Interest rate swaps	5,175	—	5,175	—

We will also provide an explanation with this table to explain that the classification of the $365 million of Agency mortgage-backed securities were corrected to include them as Level 2 assets as of December 31, 2018.

Please contact me if you have any questions regarding the responses we provided. I can be reached at (949) 202-4160 or jmichel@ff-inc.com.

Sincerely,

By:	/s/ John Michel
Name:John Michel
Title: Chief Financial Officer

Exhibit A

The following disclosures will be added to “Note 1: Summary of Significant Accounting Policies – Revenue Recognition

Contracts with Customers

Contracts with customers are open-ended, and we provide services on an ongoing basis for an unspecified contract term. For these ongoing services, the fees are variable, since they are dependent on factors such as the value of underlying assets under management or volume of transactions.

Contract liabilities, or deferred revenue, are recorded when payments from customers are received in advance of providing services to customers. We generally receive payments for our services during the period or at the time services are provided, therefore, we do not have deferred revenue balances at period-end.

Employees receive incentive compensation in the form of commissions, which are considered incremental and recoverable costs to obtain the contract. We utilize the practical expedient not to capitalize such costs as the amortization period of the asset is less than 12 months, and therefore we expense the commissions as incurred.

The following will be added as a note to the consolidated financial statements

Note __: Noninterest Income

The following table presents revenue from contracts with customers as well as other noninterest income for the years ended December 31:

(dollars in thousands)		2019	2018	2017

Asset management, consulting and other fees:
Wealth management	$		$24,430	$22,858
Trust fees			3,833	3,360
Consulting fees			485	492
Total	$		$28,748	$26,710

Other income:
Deposit fees	$		$838	$442
Loan related fees			4,421	3,418
Other			1,345	1,120
Total	$		$6,604	$4,980

Receivables from contracts with customers, which consist primarily of asset management fees, were $__ million, $1.8 million and $0.9 million at December 31, 2019, 2018 and 2017, respectively, and are included in other assets on the consolidated balance sheets.